
SEC MAIL PROCESSING
RECEIVED
NOV 0 2 2007
WASH, D.C.
203
SECTION



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07008476 19

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32709

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/2006 (MM/DD/YY) AND ENDING 08/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pavek Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2419 W. Brantwood Avenue
(No. and Street)

Glendale	WI	53209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Pavek 414-352-4434
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hoffman
(Name – *if individual, state last, first, middle name*)

7670 North Port Washington Road	Milwaukee	WI	53217
(Address)	(City)	(State)	(Zip Code)

PROCESSED
DEC 14 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Pavek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pavek Investments, Inc., as of August 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



JEANNETTE F. PAVEK
NOTARY
—o—
PUBLIC
STATE OF WISCONSIN

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Hoffman, Gary L. [70]

ADDRESS Number and Street	City	State	Zip Code
7670 N. Port Washington Road [71]	Milwaukee [72]	Wisconsin [73]	53217 [74]

Check One

(X) Certified Public Accountant [75]

( ) Public Accountant [76]

( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ NO.	CARD
[50]	[51]	[52]	[53]

(6x)

1/76

PAVEK INVESTMENTS, INC.

ANNUAL REPORT

AUGUST 31, 2007

PAVEK INVESTMENTS, INC.
TABLE OF CONTENTS

GARY HOFFMAN
Certified Public Accountant
7670 North Port Washington Road
Milwaukee, Wisconsin 53217

Phone: (414) 247-1411
Fax: (414) 716-7671

Board of Directors
Pavek Investments, Inc.

I have examined the statement of financial condition of Pavek Investments, Inc., as of August 31, 2007 and the related statements of income, changes in stockholder's equity, and statement of cash flows for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and other such auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of Pavek Investments, Inc., as of August 31, 2007 and the results of their operations for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information in Part IIA is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the Auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Gary Hoffman
October 15, 2007

PAVEK INVESTMENTS, INC.
STATEMENT OF FINANCIAL CONDITION

August 31, 2007

ASSETS	
Current Assets	
Cash	$ 61,960
Accounts Receivable	127,986
Marketable Securities	49,522
Prepaid Taxes	677
NASD Stock Subscription	3,300
Total Current Assets	$ 243,445
Fixed Assets	
Furniture & Equipment	14,415
Less: Accumulated Depreciation	12,936
Net Fixed Assets	$ 1,479
Other Assets	
Deposit — License	$ 140
Other Assets	1,615
Security Deposit	1,354
Advances to Representative	32,238
Total Other Assets	$ 35,347
TOTAL ASSETS	$ 280,271
LIABILITIES	
Current Liabilities	
Commissions Payable	80,405
Accrued Payroll Taxes	57,581
Accounts Payable	430
Total Current Liabilities	$ 138,416
TOTAL LIABILITIES	$ 138,416
Stockholder's Equity	
Common Stock	$ 5,000
Additional Paid-in Capital	31,600
Retained Earnings	105,255
Total Stockholder's Equity	$ 141,855
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$ 280,271

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED AUGUST 31, 2007

Revenues	
Commissions	$1,395,335
Interest and Dividends	514
Total Revenue	$1,395,849
Expenses	
Commissions	$1,008,001
Automobile Expense	242
Salaries	188,000
Regulatory Fees	15,957
Employee Benefits	7,637
Professional Fees	44,766
Dues & Subscriptions	3,325
Insurance	2,981
Education	437
Advertising & Donations	6,640
Office Expense	9,879
Postage	1,143
Utilities	2,397
Payroll Taxes	14,669
Bank Charges & Filing Fees	141
Personal Property Tax	64
Telephone	4,909
Sales Meetings & Travel	15,205
Depreciation	306
Rent	22,348
Retirement Plans	47,000
Total Operations Expense	$1,396,047
Operating Income <Loss>	$ <198>
Other Income <Expense>	
Gain on Marketable Securities	18,257
Gain on Disposal of Securities	15,309
Net Income/<Loss> Before Income Tax	$ 33,368
Income Tax	447
Net Income/<Loss>	$ 32,921

The Accompanying Notes Are An Integral Part of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED AUGUST 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balances as of September 1, 2006	$ 5,000	$ 31,100	$ 46,838
Net Profit <Loss>			32,921
Contribution		500	
Balances at August 31, 2007	$ 5,000	$ 31,600	$ 79,759

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED AUGUST 31, 2007

Operating Activities	
Net Profit	$ 32,921
Increase in Accounts Receivable	<126,759>
Increase in Accounts Payable	430
Increase in Commissions Payable	61,771
Decrease in Accrued Income Tax	<146>
Increase in Payroll Taxes payable	31,158
Decrease in Prepaid Taxes	580
Depreciation	306
Net cash provided by Operating Activities	$ 261
Investing Activities	
Decrease in Marketable Securities	$ 7,822
Increase in Additional Paid Capital	500
Net cash used in Investing Activities	$ 8,322
Financing Activities	0
Increase in Cash	$ 8,583
Cash — Beginning of Year	53,377
Cash — End of Year	$ 61,960

The Accompanying Notes Are An Integral Part Of These Financial Statements.

PAVEK INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED AUGUST 31, 2007

1. Significant Accounting Policies Business Activity:

The company is engaged primarily in selling of securities for a commission. The company does not buy or sell investments for its clients and acts only as a salesman for the investment companies.

2. Capital Stock:

The authorized, issued and outstanding shares of capital stock at August 31, 2007 were as follows:

Common Stock, no par value; authorized 2,800 shares; issued 1,000 shares.

3 Net Capital Requirement:

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule cm3-3), which requires the maintenance of minimum net capital. At August 31, 2007, the company had net capital of $90,929, which was $81,697 in excess of its required net capital of 9,232.

4. Income Taxes:

The federal income tax liability for the year ended August 31, 2007 was $272. The Wisconsin income tax liability for the year was $155.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pavek Investments, Inc. as of 08/31/07

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 141,855	3480
2.	Deduct ownership equity not allowable for Net Capital			( )	3490
3.	Total ownership equity qualified for Net Capital			141,855	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$ 141,855	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 50,926	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(50,926)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			$ 90,929	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	( )	3740
10.	Net Capital			$ 90,929	3750

OMIT PENNIES

Line 6A – Non-Allowable Assets

Accounts Receivable	10,800
Other Assets	1,615
NASD Deposit Account	140
Security Deposit	1,354
NASD Stock Subscription	3,300
Fixed Assets – Net	1,479
Advances to Representatives	32,238
TOTAL	50,926

Reconciliation between company-filed Unaudited Focus Report and this audited report.

The company-filed unaudited report did not reflect Federal and Wisconsin income tax for the year end 08/31/07 in the amount of $447.

	Audit Report	Unaudited Focus Report	Difference
Prepaid Taxes	$ 677	$ 1,124	<477>
Total Assets	280,271	280,718	<477>
Retained Earnings	105,255	105,702	<477>
Stockholders Equity	141,855	142,302	<477>
Total Liabilities & Stockholder Equity	280,271	280,718	<477>

There were no material inadequacies found to exist since the date of the last audit.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pavek Investments, Inc. as of 08/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	9,232	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	9,232	3760
14. Excess net capital (line 10 less 13)	$	81,697	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	77,087	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	138,416	3790
17. Add:					
A. Drafts for immediate credit	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810			
C. Other unrecorded amounts (List)	$	3820	$		3830
18. Total aggregate indebtedness			$	138,416	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			%	152	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

Not Applicable

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ 0 [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE: DESCRIPTION

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)–Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)–"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)–Exempted by order of the Commission ☐ [4580]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k)	(1)–Limited business (mutual funds and/or variable annuities only)	☑ [4550]
B. (k)	(2)(i)–"Special Account for the Exclusive Benefit of customers" maintained	☐ [4560]
C. (k)	(2)(ii)–All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s)	☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k)	(3)–Exempted by order of the Commission	☐ [4580]

END